Exhibit (a)(5)(iii)

Amdocs Announces Completion of Cash Offer

in Connection with Holders’ Put Rights for

0.50% Convertible Senior Notes due 2024

ST. LOUIS, MO, April 15, 2014 — Amdocs Limited (NASDAQ: DOX), the leading provider of customer experience systems innovation, today announced it has completed the cash offer for its 0.50% Convertible Senior Notes due 2024.

Pursuant to the indenture for the notes, each holder of the notes had the right to require Amdocs to repurchase on March 17, 2014 all or any part of such holder’s notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the notes, Amdocs had the option to pay for the notes with cash, ordinary shares, or a combination of cash and ordinary shares, and elected to pay for the notes solely with cash. Amdocs commenced a cash offer to the holders of the notes on March 14, 2014. The note holders’ option to surrender their notes for repurchase in connection with this offer ended yesterday at 5:00 p.m., Eastern time.

Amdocs has been advised by the Paying Agent, The Bank of New York Mellon, that $417,000 principal amount of the notes was surrendered for repurchase and not withdrawn. Amdocs has accepted for payment all of those notes, resulting in total payments in the amount of $417,179.54. Amdocs expects to pay for the notes from cash on hand. The untendered $603,000 principal amount of notes will remain as obligations of Amdocs, due 2024, in accordance with their terms.

Forward-Looking Statements

This press release contains “forward looking statements” that involve significant risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed on December 9, 2013.

About Amdocs

For more than 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.3 billion in fiscal 2013, Amdocs and its 21,000 employees serve customers in more than 70 countries. Amdocs Limited is registered at the Companies Registry in Guernsey and has been assigned company number 19528, with its registered office situated at Hirzel House, Smith Street, St. Peter Port, Island of Guernsey, GY1 2NG. For more information, visit Amdocs at www.amdocs.com.

Media Contact:

Elizabeth W. McDermon

Vice President, Corporate Strategy

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com